WACKER

[redacted]

08000837

RECEIVED
2008 FEB 21 A 8: ?2

SUPPL

MANUELA ELLMERER
INVESTOR RELATIONS

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-2769
Fax +49 89 6279-2369
manuela.ellmerer@wacker.com

Wacker Chemie AG
Hanns-Seidel-Platz 4, 81737 München, Germany

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

☐ As discussed
☐ Thank you

Requested action:

☒ For your information
☐ For review and comment
☐ Take appropriate action
☐ Contact me
☐ Please return

15 January 2008

Director Dealings Announcement
Reference File Number 82-35138

Dear Sirs,

As this information is not posted on our website, I would like to send you the attached director dealings announcement. All the other important documents you will find on our website.

The reference file number of Wacker Chemie AG is 82-35138.

Thank you in advance.

Kind regards

Manuela Ellmerer
Investor Relations

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

An dieser Stelle sehen Sie eine Voransicht der gewählten Meldung zum Überprüfen, Drucken, Bearbeiten oder Meldungskopien in weiteren Sprachen.

euro adhoc: Wacker Chemie AG / Directors' Dealings Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Details of the person subject to the disclosure requirement:

Name: Dr. Joachim Rauhut

Reason for the disclosure requirement:

Reason: Person performing managerial responsibilities
Position: Member of a managing body

Details of the transaction:

Description of financial instrument: Share
ISIN: DE000WCH8881
Type of transaction: purchase
Date: 11.01.2008
No of items: 70
Currency: Euro
Price: 150.00000
Total amount traded: 10,500.00
Place: Frankfurt
Explanation:

Issuer subject to the publication requirement:

---

emitter: Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
phone: +49 (0) 89 6279 01
FAX: +49 (0) 89 6279 1770
mail: info@wacker.com
WWW: http://www.wacker.com
sector: Chemicals
ISIN: DE000WCH8881
indexes: Midcap Market Index, MDAX, CDAX, Classic All Share, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt

END